Merlin Nexus and New Leaf Venture Partners Continue to Contest

Proposed $56 Million Acquisition of Icagen by Pfizer

True Acquisition Cost to Pfizer Estimated at Approximately $22 Million, Yet Icagen’s Pain
Programs Are Estimated to Be Worth $100-165 million

Pfizer Possess Information Not Available to Other Potential Acquirers

New York, NY, August 25, 2011 – Merlin Nexus and New Leaf Venture Partners (NLV Partners) have contested the terms of Icagen’s (Nasdaq: ICGN) proposed acquisition by Pfizer Inc (NYSE: PFE) in a letter filed today with the SEC.  According to a July 20, 2011 press announcement, Pfizer plans to purchase the shares of Icagen stock it already does not own at a price of $6.00 per share, resulting in an aggregate transaction value of approximately $56 million.  In the past month, Merlin Nexus and NLV Partners, both stockholders in Icagen, have sent two letters to the Icagen Board contesting the price of the acquisition.  The current letter affirms that the “terms of the proposed Pfizer acquisition do not reflect the fair value of Icagen’s assets.”  Further, both stockholders expressed their disappointment “that the Icagen acquisition was announced ahead of near-term milestones, and [they] do not intend to tender [their] shares under the current terms.”

In the current letter, Merlin Nexus and NLV Partners state that “the true cost to Pfizer to acquire the company’s assets is only $22 million when near-term R&D and milestone payments as well as the cash Icagen currently owns are put into the equation.  This cost would be even lower if the Pfizer-Icagen R&D collaboration were renewed after it expires later this year."

The letter references conservative estimates of the value of Icagen’s pain programs alone at as much as $100-165 million or $11-19 a share.  Unfortunately, as noted in the letter, “Icagen's Board chose not to pursue other strategic options that could have allowed the pain programs currently partnered with Pfizer to reach significant milestones and create additional value for all shareholders.”

Pfizer advanced the first of Icagen's proprietary compounds (PF-05089771) into a phase I single dose escalation study in December 2010, and this trial was expected to have been completed in March 2011.  According to the letter, “trial data are open to Pfizer as they are required to monitor safety.  These data provide Pfizer with an unfair advantage not afforded to all investors to determine the value of this program.”

The letter concludes as follows:  “We are not opposed to the acquisition of Icagen by Pfizer at a fair price, but ask for a fair process under which the information held by Pfizer is shared so all Stockholders can make an informed decision.  If Pfizer chooses to keep the details of its partnered programs confidential, based on publicly available information we have to assume the data must be positive and could potentially lead to a commercial opportunity with significant milestones and royalties worth much more than the current price being offered by Pfizer.”

About Merlin Nexus

Merlin Nexus, based in New York, is an investment management company focused on crossover private equity investing in the life sciences industry.  Merlin Nexus invests globally in private and public healthcare companies and manages several crossover private equity funds with capital commitments totaling $200 million.  Our investor base consists of financial institutions, funds of funds, family offices and high net worth individuals.

About NLV Partners

New Leaf Venture Partners is a leader in healthcare technology venture investing.  Our investment professionals bring a unique blend of technological, clinical, and operational experience to our investments.  We work closely with our entrepreneurs to help build successful portfolio companies.  We focus primarily on later-stage biopharmaceutical products, early-stage medical devices, and laboratory infrastructure technologies.

New Leaf currently manages $1.1 billion in assets.  This includes our newest fund, New Leaf Ventures II, L.P., which closed with commitments of $450 million in October 2007, New Leaf Ventures I, L.P. and the healthcare technology portfolio of the Sprout Group, one of the oldest U.S. venture capital fund groups.  For more information please visit http://www.nlvpartners.com

Contacts:

Media:
Burns McClellan on behalf of NLV Partners
Justin Jackson, (212) 213-0006
jjackson@burnsmc.com

Investors/Stockholders:
Okapi Partners LLC
Geoff Sorbello/Patrick McHugh, (212) 297-0720
info@okapipartners.com